SCHEDULE 13G

Amendment No. 2
Avid Technology Incorporated
common stock
Cusip # 05367P100
Filing Fee: No


Cusip # 05367P100
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	Commonwealth of Massachusetts
Item 5:	7,800
Item 6:	None
Item 7:	1,290,900
Item 8:	None
Item 9:	1,290,900
Item 11:	12.04%
Item 12:	HC




Cusip # 05367P100
Item 1:	Reporting Person - Edward C. Johnson 3d - (Tax ID:  ###-##-####)
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	1,290,900
Item 8:	None
Item 9:	1,290,900
Item 11:	12.04%
Item 12:	IN




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).	Name of Issuer:

		Avid Technology Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		Metropolitan Technology Park, One Park West
		Tewksbury, MA  01876

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None, Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		05367P100

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:
	1,290,900

	(b)	Percent of Class:
	12.04%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:
	7,800

	(ii)	shared power to vote or to direct the vote:
	None

	(iii)	sole power to dispose or to direct the disposition of:
	1,290,900

	(iv)	shared power to dispose or to direct the disposition of:
	None




Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of Avid Technology Incorporated. The interest of one person, Fidelity Contrafund, an investment company registered under the Investment Company Act of 1940, in the common stock of Avid Technology Incorporated, amounted to 550,000 shares or 5.13% of the total outstanding common stock at December 31, 1994. The interest of one person, Fidelity Magellan Fund, an investment company registered under the Investment Company Act of 1940, in the common stock of Avid Technology Incorporated, amounted to 668,200 shares or 6.23% of the total outstanding common stock at December 31, 1994.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company.

	See attached Exhibit(s) A and B.

Item 8.	Identification and Classification of Members of the Group.

	Not applicable, see attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.


Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
Schedule 13G in connection with FMR Corp's beneficial ownership of the common stock of Avid Technology Incorporated at December
31, 1994 is true, complete and correct.



	February 13, 1995
Date



	/s/Arthur S. Loring
Signature



	Arthur S. Loring, Vice
President
Name/Title




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 1,283,100 shares or 11.97% of the common stock outstanding of Avid Technology Incorporated ("the Company") as a result of acting as investment adviser to several investment companies registered under
Section 8 of the Investment Company Act of 1940.

	The ownership of one investment company, Fidelity Contrafund, amounted to 550,000 shares or 5.13% of the common stock outstanding. Fidelity Contrafund has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109.

	The ownership of one investment company, Fidelity Magellan Fund, amounted to 668,200 shares or 6.23% of the common stock outstanding. Fidelity
Contrafund has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109.

	Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the Funds each has sole power to dispose of the 1,283,100 shares owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 7,800 shares or 0.07% of the common stock outstanding of the company as a result of its serving as investment manager of the institutional account(s).

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, has sole voting and dispositive power over 7,800 shares of common stock owned by the institutional account(s) as reported above.

	Edward C. Johnson 3d and Abigail P. Johnson each own 24.9% of the outstanding voting common stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. Various Johnson family members and trusts for the benefit of Johnson family members own FMR Corp. voting common stock. These Johnson family members, through their ownership of voting common stock and the execution of a family shareholders' voting agreement, form a controlling group with respect to FMR Corp.



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on February 13, 1995, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Avid Technology Incorporated at December 31, 1994.

	FMR Corp.
	By	/s/Arthur S. Loring
Arthur S. Loring
Vice President - Legal
	Edward C. Johnson 3d
	By	/s/Arthur S. Loring
Arthur S. Loring
Under Power of Attorney dated
5/17/89
On File with Schedule 13G for
Airborne Freight Corp. 9/10/91
	Fidelity Management & Research Company
	By	/s/Arthur S. Loring
Arthur S. Loring
Sr. V.P. and General Counsel
	Fidelity Contrafund
	By	/s/Arthur S. Loring
Arthur S. Loring
Secretary
	Fidelity Magellan Fund
	By	/s/Arthur S. Loring
Arthur S. Loring
Secretary